UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14N

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

744678403

(CUSIP Number)

☐	Solicitation Pursuant to § 240.14a-2(b)(7)

☐	Solicitation Pursuant to § 240.14a-2(b)(8)

☐	Notice of Submission of a Nominee or Nominees in Accordance with § 240.14a-11

☒	Notice of Submission of a Nominee or Nominees in Accordance with Procedures Set Forth Under Applicable State or Foreign Law, or the Registrant’s Governing Documents

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS: AB Value Partners, LP
2	MAILING ADDRESS AND PHONE NUMBER OF EACH REPORTING PERSON (OR, WHERE APPLICABLE, THE AUTHORIZED REPRESENTATIVE): 208 Lenox Ave., #409 Westfield, NJ 07090 (855) 228-2583
3

AMOUNT OF SECURITIES HELD THAT ARE ENTITLED TO BE VOTED ON THE ELECTION OF DIRECTORS HELD BY EACH REPORTING PERSON (AND, WHERE APPLICABLE, AMOUNT OF SECURITIES HELD IN THE AGGREGATE BY THE NOMINATING SHAREHOLDER GROUP), BUT INCLUDING LOANED SECURITIES AND NET OF SECURITIES SOLD SHORT OR BORROWED FOR PURPOSES OTHER THAN A SHORT SALE:

224,855

4

NUMBER OF VOTES ATTRIBUTABLE TO THE SECURITIES ENTITLED TO BE VOTED ON THE ELECTION OF DIRECTORS REPRESENTED BY AMOUNT IN ROW (3) (AND, WHERE APPLICABLE, AGGREGATE NUMBER OF VOTES ATTRIBUTABLE TO THE SECURITIES ENTITLED TO BE VOTED ON THE ELECTION OF DIRECTORS HELD BY GROUP):

224,855

1	NAME OF REPORTING PERSONS: AB Value Management LLC
2	MAILING ADDRESS AND PHONE NUMBER OF EACH REPORTING PERSON (OR, WHERE APPLICABLE, THE AUTHORIZED REPRESENTATIVE): 208 Lenox Ave., #409 Westfield, NJ 07090 (855) 228-2583
3

AMOUNT OF SECURITIES HELD THAT ARE ENTITLED TO BE VOTED ON THE ELECTION OF DIRECTORS HELD BY EACH REPORTING PERSON (AND, WHERE APPLICABLE, AMOUNT OF SECURITIES HELD IN THE AGGREGATE BY THE NOMINATING SHAREHOLDER GROUP), BUT INCLUDING LOANED SECURITIES AND NET OF SECURITIES SOLD SHORT OR BORROWED FOR PURPOSES OTHER THAN A SHORT SALE:

460,189*

4

NUMBER OF VOTES ATTRIBUTABLE TO THE SECURITIES ENTITLED TO BE VOTED ON THE ELECTION OF DIRECTORS REPRESENTED BY AMOUNT IN ROW (3) (AND, WHERE APPLICABLE, AGGREGATE NUMBER OF VOTES ATTRIBUTABLE TO THE SECURITIES ENTITLED TO BE VOTED ON THE ELECTION OF DIRECTORS HELD BY GROUP):

460,189*

*	Inclusive of 224,855 Shares owned directly by AB Value Partners and 235,334 Shares held in a managed account.

1	NAME OF REPORTING PERSONS: Andrew T. Berger
2	MAILING ADDRESS AND PHONE NUMBER OF EACH REPORTING PERSON (OR, WHERE APPLICABLE, THE AUTHORIZED REPRESENTATIVE): C/O AB Value Partners, LP 208 Lenox Ave., #409 Westfield, NJ 07090 (855) 228-2583
3

AMOUNT OF SECURITIES HELD THAT ARE ENTITLED TO BE VOTED ON THE ELECTION OF DIRECTORS HELD BY EACH REPORTING PERSON (AND, WHERE APPLICABLE, AMOUNT OF SECURITIES HELD IN THE AGGREGATE BY THE NOMINATING SHAREHOLDER GROUP), BUT INCLUDING LOANED SECURITIES AND NET OF SECURITIES SOLD SHORT OR BORROWED FOR PURPOSES OTHER THAN A SHORT SALE:

460,189*

4

NUMBER OF VOTES ATTRIBUTABLE TO THE SECURITIES ENTITLED TO BE VOTED ON THE ELECTION OF DIRECTORS REPRESENTED BY AMOUNT IN ROW (3) (AND, WHERE APPLICABLE, AGGREGATE NUMBER OF VOTES ATTRIBUTABLE TO THE SECURITIES ENTITLED TO BE VOTED ON THE ELECTION OF DIRECTORS HELD BY GROUP):

460,189*

*	Inclusive of 224,855 Shares owned directly by AB Value Partners and 235,334 Shares held in a managed account.

Item 1(a). Name of Registrant

Rocky Mountain Chocolate Factory, Inc., a Delaware corporation (the “Issuer”).

Item 1(b). Address of Registrant’s Principal Executive Offices

The Issuer reports that its principal executive offices are located at 265 Turner Drive, Durango, CO 81303.

Item 2(a). Name of Person Filing

i.	AB Value Partners, LP, a New Jersey limited partnership (“AB Value Partners”);
ii.	AB Value Management LLC, a Delaware limited liability company (“AB Value Management”), which manages AB Value Partners and a managed account; and
iii.	Andrew T. Berger (“Mr. Berger”), a U.S. citizen and the managing member of AB Value Management (Mr. Berger, together with AB Value Partners and AB Value Management, the “Reporting Persons”).

Item 2(b). Address or Principal Business Office or, if None, Residence

For each of AB Value Partners, AB Value Management and Mr. Berger, the business address is 208 Lenox Ave., #409, Westfield, NJ 07090.

Item 2(c). Title of Class of Securities

Common Stock, par value $0.001 per share

Item 2(d). CUSIP No.

744678403

Item 3. Ownership

(a)	The amount of securities held and entitled to be voted on the election of directors by the Reporting Persons is 460,189 shares of Common Stock, which consists of the following:

Name	Record Ownership	Beneficial Ownership
AB Value Partners, LP	100 shares of Common Stock	224,855 shares of Common Stock
AB Value Management LLC	None	460,189 shares of Common Stock*
Andrew T. Berger	100 shares of Common Stock	460,189 shares of Common Stock*

*	Inclusive of 224,855 Shares owned directly by AB Value Partners and 235,334 Shares held in a managed account.

(b)	All of the foregoing securities disclosed by the Reporting Persons in (a) of this Item 3 are voting securities entitled to one vote per share pursuant to the Issuer’s governing documents and accordingly, the number of shares of Common Stock disclosed in (a) of this Item 3 represents the number of votes attributable to such securities.

(c)-(d)	None of the securities disclosed in this Schedule 14N have been loaned or sold in a short sale that is not closed out, or that have been borrowed for purposes other than a short sale.

(e)	The aggregate voting stock owned by the Reporting Persons as set forth in this Item 3 is 460,189 shares of Common Stock, which constitutes approximately 7.45% of the Common Stock outstanding, based on 6,179,840 shares of Common Stock outstanding as of January 10, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2021, filed with the Securities and Exchange Commission on January 13, 2022.

Item 4. Statement of Ownership From a Nominating Shareholder or Each Member of a Nominating Shareholder Group Submitting this Notice Pursuant to § 240.14a-11

Not applicable.

Item 5. Disclosure Required for Shareholder Nominations Submitted Pursuant to § 240.14a-11

Not applicable.

Item 6. Disclosure Required by § 240.14a-18

(a)	AB Value Partners has nominated Andrew Berger, (the “Nominee”) for election to the Board of Directors (the “Board”) of the Issuer at its forthcoming 2022 annual meeting of shareholders (the “Annual Meeting”). The Nominee has consented to be named in the Issuer’s proxy statement and form of proxy and, if elected, to serve on the Board. The Nominee will submit to the Issuer a completed form consent.

(b)-(d)	The participants in the solicitation are expected to be the Reporting Persons and the Nominee (collectively, the “Participants”). The nomination of the Nominee is to be made in the Issuer’s proxy materials pursuant to the proxy access procedures set forth in the Issuer’s Second Amended and Restated Bylaws as filed as Exhibit 3.3 to the Issuer’s Form 10-Q filed with the SEC on January 13, 2022 and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and related Securities and Exchange Commission rules and regulations. The cost of distribution thereof shall be borne by the Issuer.

The Reporting Persons believe that if the Nominee is elected as a director of the Issuer, the Nominee would be considered an independent director of the Issuer under (i) the Issuer’s independence requirements as set forth on the Issuer’s Charter of the Nominating and Corporate Governance Committee as adopted by the Board, (ii) the NASDAQ Stock Market LLC listing rules and (iii) paragraph (a)(1) of Item 407 of Regulation S-K under the Securities Act of 1933, as amended (“Regulation S-K”).

The principal business of AB Value Partners is investing in securities. The principal business of AB Value Management is to manage AB Value Partners.

The principal occupation of Mr. Berger is serving as the managing member of AB Value Management.

The business address of each of the Reporting Persons is c/o AB Value Partners, LP 208 Lenox Ave., #409, Westfield, NJ 07090.

The business addresses of the Nominee is c/o AB Value Partners, LP 208 Lenox Ave., #409, Westfield, NJ 07090.

Biographical information relating to the Nominee is set forth below.

Andrew T. Berger. Mr. Berger, age 49, has two decades of experience in investment analysis, investment management and business consulting. From March 1998 through January 2002, Mr. Berger served as Equity Analyst for Value Line, Inc. Since February 2002, Mr. Berger has served as President of Walker’s Manual, Inc., an investment publisher that he transformed into a business consulting company whose clients have included public and private companies. Since 2011, Mr. Berger has been the Managing Member of AB Value Management, which serves as the General Partner of AB Value, an investment partnership which focuses on long-term investments in undervalued equities. From October 2015 to July 2021, Mr. Berger served as a director of Image Sensing Systems, Inc. (“Image Sensing Systems”), which during such time was a Nasdaq listed company that engaged in the development and marketing of video and radar image processing products for use in traffic applications. Mr. Berger was appointed Executive Chairman of the Board of Directors of Image Sensing Systems in June 2016 and remained in such role until July 2021, at which time Image Sensing Systems completed an internal reorganization whereby Autoscope Technologies Corporation succeeded Image Sensing Systems as a Nasdaq listed company. Since July 2021, Mr. Berger has served as both Executive Chairman of the Board of Directors and Chief Executive Officer of Autoscope Technologies Corporation. Since May 2017, Mr. Berger has been Chief Executive Officer of Cosi, Inc., a fast-casual restaurant chain that operates more than 60 domestic and international company-owned and franchised restaurants. In 2020, Cosi, Inc. filed for Chapter 11 protection under the federal bankruptcy laws, but it has since withdrawn its filing. Mr. Berger served as a member of the Board since his election by the Issuer’s stockholders at the Issuer’s 2019 annual meeting of stockholders until October 2021. Pursuant to the Cooperation Agreement, dated December 3, 2019, between AB Value Management and the Issuer (the “Cooperation Agreement”), the Issuer nominated Mr. Berger for election as a director at the 2019 and 2020 annual meetings of the Issuer’s stockholders. He earned a B.S. in Business Administration with a concentration in finance from Monmouth University. We believe Mr. Berger’s investment management experience and experience within the food and franchising industry qualify him to serve as a director of the Issuer.

For information regarding purchases and sales during the past two years in securities of the Issuer by the Participants, please see Exhibit A. Each of the Participants disclaims beneficial ownership with respect to the securities of the Issuer reported in this Schedule 14N except to the extent of his or its pecuniary interest therein.

The Participants may solicit proxies from the stockholders of the Corporation in support of the election of the Nominee to the Board. The Participants do not intend to file with the SEC a proxy statement and form of proxy relating to the election of the Nominee at the Annual Meeting and do not intend to deliver such proxy statement and form of proxy to holders of at least the percentage of the votes entitled to be cast on the nomination required under applicable law to elect the Nominee. The Participants may utilize a proxy solicitor/advisor and employees of the Participants in connection therewith, and to expend such funds in connection therewith, in a manner and to the extent that is customary for proxy access nominees involving a company registered with the SEC. Proxies may be solicited by the Participants through the mail, press releases and other public statements, electronic communications, telephone, fax, internet and in-person meetings, as and to the extent permitted by applicable law. The Participants expect to retain a proxy solicitor/advisor. The costs for such proxy solicitor and the number of people to be employed by such proxy solicitor is presently unknown, though it is currently expected that the fees payable to the proxy solicitor/advisor will not exceed $35,000. The Nominee may also solicit proxies from the stockholders of the Corporation, as and to the extent permitted by applicable law. The Participants will bear the costs of the solicitation described in this Notice. To the extent legally permissible, the Participants intend to seek reimbursement from the Corporation and do not intend to submit the question of such reimbursement to stockholders. The Participants anticipate that its or their fees and expenses incurred in connection with this solicitation and its or their other efforts to obtain Board representation could total up to an estimated $400,000. The Participants estimate that their aggregate expenses to date total approximately $35,000.

Delinquent Section 16(a) Reports

During the fiscal year 2021, each of the Record Stockholder and Stockholder Associated Person complied with the applicable reporting requirements under Section 16(a), except for (i) one late report on Form 3 that AB Value Management filed late on August 30, 2021, and (ii) one late report on Form 3 that AB Value Partners filed late on September 10, 2021.

Except as otherwise set forth in this Schedule 14N (including the Exhibits hereto), (i) during the past 10 years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Issuer; (iii) no Participant owns any securities of the Issuer which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Issuer during the past two years; (v) no part of the purchase price or market value of the securities of the Issuer owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person other than the Issuer with respect to any securities of the Issuer, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Issuer; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Issuer; (ix) no Participant or any of his or its associates or immediate family members was a party to any transaction, or series of similar transactions, since the beginning of the Issuer’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Issuer or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Issuer or its affiliates, or with respect to any future transactions to which the Issuer or any of its affiliates will or may be a party; (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting other than the election of directors; (xii) no Participant holds any positions or offices with the Issuer; (xiii) no Participant has a family relationship with any director, executive officer, or person nominated or chosen by the Issuer to become a director or executive officer; and (xiv) no companies or organizations, with which any Participant has been employed in the past five years, is a parent, subsidiary or other affiliate of the Issuer. There are no material proceedings to which any Participant or any of his or its associates is a party adverse to the Issuer or any of its subsidiaries or has a material interest adverse to the Issuer or any of its subsidiaries. With respect to each Participant, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

Other than as stated above and elsewhere in this Schedule 14N, there are no agreements, arrangements or understandings between any of the Participants or their affiliates and associates, and the Nominee or any other person or persons pursuant to which the nomination described herein is to be made and the Reporting Person and his affiliates and associates have no material interest in such nomination, including any anticipated benefit therefrom to the Reporting Person or any of his affiliates or associates.

(e) Other than as stated above and elsewhere in this Schedule 14N, there are no (1) direct or indirect material interests in any contract or agreement between the Participants and/or the Issuer or any affiliate of the Issuer (including any employment agreement, collective bargaining agreement, or consulting agreement); (2) material pending or threatened legal proceedings in which any Participant is a party, involving the Issuer, any of its executive officers or directors, or any affiliate of the Issuer; and (3) other material relationships between any Participant, and/or the Issuer or any affiliate of the Issuer not otherwise disclosed herein.

(f) The Participants are not publishing soliciting materials on any web site.

Item 7. Notice of Dissolution of Group or Termination of Shareholder Nomination

Not applicable.

Item 8. Signatures

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this notice on Schedule 14N is true, complete and correct.

Date: May 13, 2022

AB Value Partners, LP

By:	AB Value Management LLC
General Partner

By:	/s/ Andrew T. Berger
	Name:	Andrew T. Berger
	Title:	Manager

AB Value Management LLC

By:	/s/ Andrew T. Berger
	Name:	Andrew T. Berger
	Title:	Manager

/s/ Andrew T. Berger
Name:	Andrew T. Berger

EXHIBIT A

TRANSACTIONS IN SECURITIES OF THE ISSUER

DURING THE PAST TWO YEARS

None of AB Value Partners, LP, AB Value Management LLC or Mr. Berger have engaged in any transactions in securities of the Issuer during the past two years.